PROXY MEMORANDUM

To:	AbbVie Shareholders

Subject:	Shareholder proposal on feasibility of integrating risks related to public concern over drug pricing into incentive compensation policies for senior executives

Date:	March 25, 2020

Contact:	Katie McCloskey, Director Social Responsibility, United Church Funds, katie.mccloskey@ucfunds.org

At the upcoming AbbVie Inc. (“AbbVie” or “the “Company”) annual shareholders’ meeting on May 8, 2020, shareholders will have the opportunity to vote on a Proposal (the “Proposal”) sponsored by multiple shareholders1 asking AbbVie to create a Feasibility Report by the Compent risks stemming from public concern over high drug prices in setting incentive pay arrangements for senior executives. We urge you to vote FOR proposal #7 as described below.

Resolved: AbbVie Inc. (“AbbVie”) shareholders request that the Compensation Committee of the board of directors publish a report (at reasonable expense, within a reasonable time, and omitting confidential or propriety information) assessing the feasibility of incorporating public concern over high drug prices into the senior executive compensation arrangements described in AbbVie’s annual proxy materials.

The Proponents submitted the Proposal to AbbVie because we believe shareholders would benefit from a fuller understanding of whether senior executive incentive compensation arrangements reward price increases or discourage policies of price restraint – both of which can boost short-term performance, even though long-term success could depend on pricing moderation. In our view, repeated price increases like those implemented by AbbVie are likely to lead to backlash from payers, policy makers and the public.

We believe that incentive compensation programs should not just encourage executives to achieve financial objectives, but also to manage key business risks effectively.

1 United Church Funds and co-filed by the Sisters of Charity of Saint Elizabeth, Mercy Investment Services, Dominican Sisters of Springfield Illinois, Bon Secours Mercy Health, Inc., Sisters of Providence, Trinity Health, Robeco, Congregation of the Sisters of St. Joseph of Peace, and Benedictine Sisters of Virginia.

Reactions of the public, health care payers, policymakers and prescribers to high drug prices pose a serious challenge, in our view, to sustainable value creation by pharmaceutical companies. High drug prices may create several kinds of risk:

▪	Price hikes and patent-extending behaviors continue to draw negative response from the media and public officials.[2]
▪	Legislative and regulatory risk is apparent not only in the President’s blueprint, but also at least 41 states passed legislation to curb rising drug costs.[3]

Some companies have responded to public concerns about prices by committing to not raising prices by more than a certain amount per year. We are concerned that without explicit commitments, AbbVie’s compensation committee will not pay enough attention to the potential destructive combination of compensation

In our view, rewarding executives for boosting revenue can create additional risks when that revenue is generated primarily or solely through price increases. In 2017, holders of approximately 80 percent of Mylan shares voted against management’s “say on pay” proposal,10 following a “vote no” campaign by institutional investors that cited high pay “amid a public and regulatory backlash” related to EpiPen pricing.11

While AbbVie’s 2020 Proxy clearly states that the Board is involved in “healthcare industry dynamics such as pricing” risk (p18), there is no mention in the CD&A of drug pricing-related risks being considered as part of setting compensation.4

AbbVie’s Proxy shows that there are management systems and oversight mechanisms in place, but we believe it is prudent to clearly articulate the risks of depending on drug price increases are considered and avoided when establishing senior compensation arrangements. We believe that the information sought by the Proposal would give shareholders valuable insight about how AbbVie’s executive pay practices balance financial goals and management of pricing-related risks. We therefore urge shareholders to vote FOR proposal #7.

2 https://www.washingtonpost.com/business/economy/why-humiras-price-keeps-rising-despite-fda-approval-of-generic-competition/2020/01/07/

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3 https://www.governing.com/topics/health-human-services/sl-drug-prices-states-federal.html

10 www.sec.gov/Archives/edgar/data/1623613/000119312517216777/d412323d8k.htm

11 www.sec.gov/Archives/edgar/data/1517047/000121465917003708/d530170px14a6g.htm

4 https://www.sec.gov/Archives/edgar/data/1551152/000104746920001710/a2241076zdef14a.htm#A4